                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 16)*


                         KEY PRODUCTION COMPANY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.25 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  493138 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Z.S. Kobiashvili
                               Apache Corporation
                       Vice President and General Counsel
                            2000 Post Oak Boulevard
                                   Suite 100
                           Houston, Texas 77056-4400
                                 (713) 296-6000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 23, 1995
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on following page(s))
Schedule 13D.                 Page 1 of 5 Pages

   CUSIP No. 493138 10 1              13D               Page  2  of  5  Pages

===============================================================================

     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Apache Corporation, ID# 41-0747868

-------------------------------------------------------------------------------

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a) / /

                                                                       (b) / /
-------------------------------------------------------------------------------

     3      SEC USE ONLY

-------------------------------------------------------------------------------

     4      SOURCE OF FUNDS*
            Not Applicable

-------------------------------------------------------------------------------

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(D) OR 2(E)                                          / /

-------------------------------------------------------------------------------

     6      CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

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               NUMBER OF                 7      SOLE VOTING POWER

                SHARES                          -0-
                                        ---------------------------------------
             BENEFICIALLY                8      SHARED VOTING POWER

               OWNED BY                         380,015
                                        ---------------------------------------
                 EACH                    9      SOLE DISPOSITIVE POWER

              REPORTING                         380,015
                                        ---------------------------------------
                PERSON                  10      SHARED DISPOSITIVE POWER

                 WITH                           -0-

-------------------------------------------------------------------------------

     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            380,015
-------------------------------------------------------------------------------

     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                     / /
-------------------------------------------------------------------------------

     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.3%

-------------------------------------------------------------------------------

     14     TYPE OF REPORTING PERSON*
            CO

===============================================================================

                                  SCHEDULE 13D


Item 1.        Security and Issuer.

               This Amendment No. 16 to Schedule 13D relates to the common stock (the "Common Stock"), par value $.25 per share, of Key Production Company, Inc. ("Key"), a Delaware corporation.


Item 2.        Identity and Background.

               No changes except for the addition of the following:

               The current directors and executive officers of Apache Corporation ("Apache") are identified on the attached Schedule I.


Item 4.        Purpose of Transaction.

               No changes except for the addition of the following:

               On October 23, 1995, Francis H. Merelli ("Merelli"), Key and Apache entered into a Letter Agreement providing for the sale by Apache to Key of 331,000 shares of Common Stock at a price of $5.00 per share.

               Pursuant to a Stock Purchase Agreement, dated September 1, 1992, between Apache and Merelli, concerning Merelli's purchase of certain shares of Common Stock, Apache has agreed to provide Merelli with the opportunity to purchase, or to designate another party to purchase, certain shares of Common Stock proposed to be sold by Apache. Through the Letter Agreement referenced above, Merelli has waived his right to purchase the 331,000 shares of Common Stock, and has elected to designate Key as the purchaser of such 331,000 shares of Common Stock.

               The foregoing information is intended merely as a summary of the material portions of, and is qualified in its entirety by reference to, the full text of the Letter Agreement and the Stock Purchase Agreement which are listed under Item 7 as Exhibit 7(a) and Exhibit 7(b), respectively, and are incorporated herein by reference.


Item 5.        Interest in the Securities of the Issuer.

               No changes except for the addition of the following:

               (a)        Taking into account the transaction reported under
                          Item 4, Apache is the direct beneficial owner of 380,015 shares of Common Stock, or 4.3 percent of the total shares of Common Stock outstanding as of September 30, 1995.





                               Page 3 of 5 Pages

               (b) Apache has shared voting power, to the extent set forth in the Standstill Agreement referred to in Item 6 below, and sole dispositive power over the shares reported in paragraph (a) above.

               (c) The information set forth under Item 4 relating to Apache's sale of 331,000 shares of Common Stock to Key is incorporated herein by reference.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               No changes except for the addition of the following:

               The information set forth under Item 4 relating to Apache's sale of 331,000 shares of Common Stock to Key, is incorporated herein by reference.


Item 7.        Material to Be Filed as Exhibits.

               (a) Letter Agreement between Francis H. Merelli, Key Production Company, Inc. and Apache Corporation, dated October 23, 1995.

               (b) Stock Purchase Agreement between Apache Corporation and Francis H. Merelli, dated September 1, 1992 (incorporated by reference to
Exhibit 7(b) to Schedule 13D, Amendment No. 11, filed by Apache on September 16, 1992).





                               Page 4 of 5 Pages

Signature

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  October 26, 1995                   APACHE CORPORATION



                                           /s/ Z. S. Kobiashvili
                                           -----------------------------------
                                           Z. S. Kobiashvili
                                           Vice President and General Counsel







                               Page 5 of 5 Pages

                                  SCHEDULE  I
                                  (to Item 2)

             EXECUTIVE OFFICERS AND DIRECTORS OF APACHE CORPORATION


         The name, residence or business address, present principal occupation or employment, and citizenship of each director and executive officer of Apache Corporation are set forth below.


NAME AND POSITION                                                  RESIDENCE OR BUSINESS
WITH RESPECT TO APACHE                                                   ADDRESS                                 CITIZENSHIP
----------------------                                             ---------------------                        ------------
Frederick M. Bohen                                                 Founders Hall, Box 500                        United States
Director                                                           1230 York Avenue
                                                                   New York, New York 10021


Virgil B. Day                                                      805 Third Avenue, 22nd Floor                  United States
Director                                                           New York, New York  10022


*G. Steven Farris                                                  Suite 100                                     United States
Director, President and                                            2000 Post Oak Boulevard
Chief Operating Officer                                            Houston, Texas 77056


Randolph M. Ferlic                                                 4242 Farnam, Suite 270                        United States
Director                                                           Omaha, Nebraska  68131


NAME AND POSITION                                                  RESIDENCE OR BUSINESS
WITH RESPECT TO APACHE                                                   ADDRESS                                 CITIZENSHIP
----------------------                                             ---------------------                        ------------
Eugene C. Fiedorek                                                 Suite 160                                     United States
Director                                                           4600 Greenville Ave.
                                                                   Dallas, Texas  75206


W. Brooks Fields                                                   Suite 100                                     United States
Director                                                           2000 Post Oak Boulevard
                                                                   Houston, Texas  77056


Robert V. Gisselbeck                                               Suite E, 3936 Tamiami Tr. N.                  United States
Director                                                           Naples, Florida  33940


Stanley K. Hathaway                                                Suite 402                                     United States
Director                                                           2424 Pioneer Avenue
                                                                   Cheyenne, Wyoming  82001


John A. Kocur                                                      Suite 100                                     United States
Director                                                           2000 Post Oak Boulevard
                                                                   Houston, Texas 77056


NAME AND POSITION                                                  RESIDENCE OR BUSINESS
WITH RESPECT TO APACHE                                                   ADDRESS                                 CITIZENSHIP
----------------------                                             ---------------------                        ------------
*Raymond Plank                                                     Suite 100                                     United States
Director, Chairman of the Board and Chief                          2000 Post Oak Boulevard
Executive Officer                                                  Houston, Texas 77056


Joseph A. Rice                                                     Suite 100                                     United States
Director                                                           2000 Post Oak Boulevard
                                                                   Houston, Texas 77056


*James R. Bauman                                                   Suite 100                                     United States
Senior Vice President -                                            2000 Post Oak Boulevard
Business Development                                               Houston, Texas 77056


*H. Craig Clark                                                    Suite 100                                     United States
Vice President -                                                   2000 Post Oak Boulevard
Domestic Production                                                Houston, Texas 77056


*Lisa A. Floyd                                                     Suite 100                                     United States
Vice President -                                                   2000 Post Oak Boulevard
Technical Services                                                 Houston, Texas 77056


NAME AND POSITION                                                  RESIDENCE OR BUSINESS
WITH RESPECT TO APACHE                                                   ADDRESS                                 CITIZENSHIP
----------------------                                             ---------------------                        ------------
*Mark A. Jackson                                                   Suite 100                                     United States
Vice President - Finance                                           2000 Post Oak Boulevard
                                                                   Houston, Texas 77056


*Jon A. Jeppesen                                                   Suite 100                                     United States
Vice President - Domestic Exploration                              2000 Post Oak Boulevard
and Development                                                    Houston, Texas 77056


*Z. S. Kobiashvili                                                 Suite 100                                     United States
Vice President and General Counsel                                 2000 Post Oak Boulevard
                                                                   Houston, Texas 77056


*Anthony R. Lentini, Jr.                                           Suite 100                                     United States
Vice President - Public and                                        2000 Post Oak Boulevard
International Affairs                                              Houston, Texas 77056


*Clyde E. McKenzie                                                 Suite 100                                     United States
Vice President and Treasurer                                       2000 Post Oak Boulevard
                                                                   Houston, Texas 77056


NAME AND POSITION                                                  RESIDENCE OR BUSINESS
WITH RESPECT TO APACHE                                                   ADDRESS                                 CITIZENSHIP
----------------------                                             ---------------------                        ------------
*Thomas J. Mulkey                                                  Suite 100                                     United States
Vice President - Marketing                                         2000 Post Oak Boulevard
                                                                   Houston, Texas 77056


*Roger B. Plank                                                    Suite 100                                     United States
Vice President - Corporate Planning                                2000 Post Oak Boulevard
                                                                   Houston, Texas 77056


*Floyd R. Price                                                    Suite 100                                     United States
Vice President - International                                     2000 Post Oak Boulevard
Exploration and Production                                         Houston, Texas 77056


*Roger B. Rice                                                     Suite 100                                     United States
Vice President - Human Resources                                   2000 Post Oak Boulevard
and Administration                                                 Houston, Texas 77056


*R. Kent Samuel                                                    Suite 100                                     United States
Controller and                                                     2000 Post Oak Boulevard
Chief Accounting Officer                                           Houston, Texas 77056


NAME AND POSITION                                                  RESIDENCE OR BUSINESS
WITH RESPECT TO APACHE                                                   ADDRESS                                 CITIZENSHIP
----------------------                                             ---------------------                        ------------
*Cheri L. Peper                                                    Suite 100                                     United States
Corporate Secretary                                                2000 Post Oak Boulevard
                                                                   Houston, Texas 77056


         Mr. Bohen is the executive vice president and chief operating officer of The Rockefeller University at the address set forth above.

         Mr. Day is a senior partner in the law firm of Vedder, Price, Kaufman, Kammholz & Day at the address set forth above.

         Mr. Ferlic is retired.

         Mr. Fiedorek is the president and managing director of EnCap Investments L.C., an energy investment banking firm, at the address set forth above.

         Mr. Fields is retired.

         Mr. Gisselbeck is the president of Gisselbeck & Associates, a real estate development company, at the address set forth above.

         Mr. Hathaway is a senior partner in the law firm of Hathaway, Speight, Kunz & Trautwein at the address set forth above.

         Mr. Kocur is an attorney in private practice at the address set forth above.

         Mr. Joseph Rice is retired.

*The principal occupation of the named persons is the position indicated in the table.

                              INDEX TO EXHIBITS




EXHIBIT
NUMBER
-------
  7(a)                       Letter Agreement between Francis H. Merelli, Key Production Company, Inc.
                             and Apache Corporation, dated October 23, 1995.

  7(b)                       Stock Purchase Agreement between Apache Corporation and Francis H. Merelli, dated September 1, 1992 (incorporated by reference to Exhibit 7(b) to
                             Schedule 13D, Amendment No. 11, filed by Apache on September 16, 1992).

